

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Via E-mail
Jerry Gruenbaum
Chief Executive Officer
Pegasus Tel, Inc.
116 Court Street, Suite 707
New Haven, Connecticut 06511

> **Re:** **Pegasus Tel, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed January 11, 2013**
> **File No. 001-35063**

Dear Mr. Gruenbaum:

We issued comments on the above captioned filing on February 7, 2013. On March 1, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director